

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2013

Via E-mail
William R. Miertschin
Chief Executive Officer
Hondo Minerals Corporation
15303 N. Dallas Parkway, Suite 1050
Addison, TX 75001

> **Re:** **Hondo Minerals Corporation**
> **Amendment No. 2 to Form 10-K**
> **for the Fiscal Year Ended July 31, 2012**
> **Filed August 20, 2013**
> **Response submitted August 20, 2013**
> **File No. 000-54326**

Dear Mr. Miertschin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended July 31, 2012

General

1.   We note your response to comment 3 from our letter dated July 17, 2013 and it appears that you still use the term ore in certain instances. Please revise to remove this term until you have defined a mineral reserve. We suggest replacing this word with a term such as mineralized materials.

Analysis of the Company's Materials page 16

2.   We note your response to comment 10 from our letter dated July 17, 2013 and we partially reissue the comment. Supplementally, and not as part of your filing, please

provide us with all sample data and test work that has been performed on your property. Include with this information the locations in which all samples were taken. Please note that you may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B.

3. Please tell us if the test results in your Table 1 are the results of in-place tailing material samples or material that has been concentrated prior to analysis.

4. Additionally, please tell us if you have performed fire assays on any of your samples and, if so, provide this information to us as supplemental material. If not, disclose this in an appropriate location in your filing.

5. We note your response to comment 11 from our letter dated July 17, 2013. Supplementally, and not as part of your filing, please provide us with the sampling data and results from Acme Labs, your independent laboratory. Please note that you may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B.

6. We note your response to comment 12 from our letter dated July17, 2013. Please include similar disclosure in your filing.

7. We note your disclosure on page 18 of your amended filing indicating that no accurate weights were possible in regards to your sample size, yet you disclose a range of contained gold. Sample results should be disclosed with a specific sample identification, location, weight, type, and respective results. Please revise accordingly.

Financial Statements, page 23

General

8. We note your response did not address the issues noted in our prior comment 17. Thus the comment is reissued. Considering (i) your disclosures on page 3 and elsewhere that you are currently an exploration stage company and (ii) you have not realized any revenue from your planned operations, please confirm that in future filings you (a) will revise the financial statement head notes and notes to the financial statements to state that you are an exploration stage company and (b) will include cumulative statement of operations, cash flows and shareholders' equity since inception as required by FASB ASC 915-205-45-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at 202-551-3335 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. If you have questions concerning the Engineering comments contact John Coleman, Mining Engineer at 202-551-3610.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining